UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 12, 2022, Immatics N.V. (the “Company”) completed an offering of 10,905,000 ordinary shares, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Jefferies GmbH and SVB Securities LLC, as representatives of the several underwriters. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The securities have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-258351) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated October 10, 2022, together with an accompanying prospectus dated August 9, 2021, relating to the offer and sale of the securities. Opinion of counsel regarding the validity of the securities is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds from the offer and sale of the securities is approximately $102 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the securities to fund research and development activities and for working capital and other general corporate purposes.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1), including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-258351) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K (other than Exhibits 1.1, 5.1, 23.1 and 99.1) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 10, 2022, between Immatics N.V. and Jefferies LLC, Jefferies GmbH and SVB Securities LLC, as representatives of the several underwriters
5.1	Opinion of NautaDutilh N.V.
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)
99.1	Press release dated October 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 12, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer